EXHIBIT 99.1

For Immediate Release 22-30-TR	Date:	May 3, 2022

YVR Partners with Teck to Become Canada’s First Airport with Antimicrobial Copper Surfaces to Protect Passenger Health

Vancouver, B.C. — Vancouver International Airport (YVR) and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a partnership through YVR’s Innovation Hub and Teck’s Copper & Health program to install antimicrobial copper on high-touch surfaces to help protect the health and safety of travellers, visitors and staff. With this installation, YVR is the first airport in Canada to incorporate antimicrobial copper, which is proven to continuously kill bacteria and reduce the spread of infection.

Through the partnership, nearly 1,000 antimicrobial copper applications have already been installed on baggage carts, water fountains and washrooms throughout the terminal as well as YVR’s offices, with plans to expand the installation of antimicrobial copper at YVR, Canada’s second busiest airport. Partnering with Teck’s Copper & Health program adds an extra layer of reassurance to help YVR deliver a safe, healthy and seamless experience for everyone travelling through the airport.

The products provided for this project, CuVerro Shield™ by Aereus Technologies and Copper Clean by CopTek, are manufactured in Canada.

Copper has unique antimicrobial properties and is proven effective in eliminating up to 99.9% of harmful bacteria within 2 hours. When installed in high-touch, high-traffic locations, antimicrobial copper can help reduce the spread of infection. Used on high-touch surfaces at YVR, antimicrobial copper is acting as an added layer of protection, in addition to normal cleaning procedures, to reduce the spread of bacteria as tens of thousands of passengers move throughout the airport each day.

This YVR and Teck initiative is the latest in a series of contributions through Teck’s Copper & Health program to expand the use of antimicrobial copper which also includes partnerships with numerous B.C. hospitals, post-secondary educational institutions and on public transit in Vancouver and Toronto.

Quotes:

Don Lindsay, President and CEO, Teck –

“We commend YVR’s innovative spirit as the first airport in Canada to install antimicrobial copper on high-touch surfaces, which is a proven way to enhance safety. Teck’s Copper & Health program is helping make communities safer by expanding the use of antimicrobial copper in public spaces and this important partnership is a significant step forward in that work.”

Tamara Vrooman, President and CEO, YVR –

“At YVR, innovation is central to who we are and how we operate. By way of our Innovation Hub, we are proud to be the first airport in Canada to partner with Teck’s Copper & Health program to advance local innovations that benefit the health and safety of our passengers and the community at large.”

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About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, and in schools through partnerships with BCIT, SFU and UBC. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

Teck is a proud member of CHAIR Canada, the Coalition for Community and Healthcare Acquired Infection Reduction (chaircanada.org). For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, visit www.coppersaveslives.com.

About Vancouver International Airport (YVR)

Vancouver International Airport (YVR) is a diverse global hub that connects people, cargo, data, and ideas, and by way of the Innovation Hub @YVR, serves as a platform for our community to come together to thrive. YVR is motivated by supporting regional economic development and making a positive difference in the lives of British Columbians. YVR does this with a focus on serving our passengers, partners, workers, and community through digital modernization, climate leadership, reconciliation, and financial sustainability. In 2021, the airport received the COVID-19 Airport Award of Excellence from Skytrax, the only airport in Canada to do so, for providing the highest health, hygiene and safety protocols during the pandemic.

Vancouver Airport Authority: media_relations@yvr.ca

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

YVR Media Contact:

YVR Media Relations

604.880.9815

media_relations@yvr.ca

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Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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